Exhibit-99.1 2 ex99-1.htm TOMBSTONE EXPLORATION CORP. ANNOUNCES MANAGEMENT APPOINTMENTS

FOR IMMEDIATE RELEASE – PHEONIX, ARIZONA – JANUARY 12, 2010

TOMBSTONE EXPLORATION CORP. ANNOUNCES MANAGEMENT APPOINTMENT

PHOENIX, AZ --  (January 12, 2010) – Tombstone Exploration Corp. (OTCBB:TMBXF) announced today that it has hired Steve Radvak as Vice President of Exploration, Director.  Mr. Radvak has extensive experience in managing mineral exploration projects in the United States, Canada, Africa and Europe.  He has a B.A. in Mining and Mineral Processing Engineering from the University of British Columbia.

Alan Brown, President and CEO of Tombstone, remarked, “We are extremely fortunate to retain the services of Steve.  He has just the right experience that includes Completing  technical reports, permitting and construction of mining facilitiites.  We will maximize the development of our Arizona acreage.”

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is now the largest landholder in the Tombstone Mining District.

For further information, please contact:

Website: www.tombstonmining.com